CYBER APP SOLUTIONS CORP.

485-3, Apt. 201 Yeonsu-dong, Yeonsu-gu, Incheon, South Korea 21912

Tel.  (725) 231-1001

May 10, 2021

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
www.sec.gov

Re: Cyber App Solutions Corp.

Registration Statement on Form S-1

Filed March 25, 2021

File No. 333-254676

Dear Mr. Edwin Kim,

We received your letter dated April 20, 2021, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 1 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on March 25, 2021. In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Registration Statement on Form S-1

Prospectus Cover Page, page 3

1. Given that you have no revenues, nominal assets, and operations limited to organizing activities, it appears that you are a shell company, as defined by Rule 405 of Regulation C. Please prominently disclose that you are a shell company on your prospectus cover page and revise your disclosure in your prospectus accordingly. We note, for example, that you reference resales of restricted common stock by your shareholder through Rule 144 on page 26. Please note as a shell company, your shareholder is prohibited to rely on the Rule 144(i) exemption to sell his restricted shares.

Response:  We do not believe that Cyber App Solutions Corp. is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, we do not believe that Cyber App Solutions Corp. can be classified as having “no or nominal operations”.  We have carefully considered our company and believe that the company is an operating company, not a shell company. There is a focused business in the mobile application development businesses. Our management has specific knowledge and background experience in our line of business as stated in the S-1. From inception, Cyber App Solutions Corp. devoted a significant amount of time to the development of its business, research into the potential market and raising of capital. In furtherance of the planned business, Cyber App Solutions Corp. has developed and sold an application and realized first revenue in the amount of $5,000. Also, the Company is developing its website, http://cyber-app.org/ and started developing its own mobile app.

While our assets and operations are not yet large in size, they are more than “nominal” and do not consisting solely of cash and cash equivalents. The assets that we have are sufficient for our business at this stage of development. We do not believe that such activities and the various other activities we have undertaken in the furtherance of our planned business can be classified as having “no or nominal operations”. We feel that we better fit the definition of a “start-up” company than a “shell company.”

2. On pages 3 and 7 of your prospectus, you refer to the duration of your offering as being both 180 and 270 days. Please revise to clarify the correct duration period of your offering.

Response:  We have revised our disclosure to clarify the correct duration period of our offering.

Risk Factors, page 8

3. Please add a risk factor that addresses the substantial dilution that investors will incur when they purchase your shares of common stock.

Response:  We have added a risk factor that addresses the substantial dilution that investors will incur when they purchase our shares of common stock.

4. Please add a risk factor that addresses that you currently do have any mobile apps in development and have uncertain plans for monetization and the monetization plans may vary greatly upon the mobile apps that are eventually chosen to be developed. Further, please clarify if there is a risk that Mr. Pak's outside software development activities may limit the types of mobile apps that you may develop.

Response:  We have added a risk factor that addresses that we currently do have mobile apps in development but have uncertain plans for monetization and the monetization plans may vary greatly upon the mobile apps that are eventually chosen to be developed. Further, we have clarified that there is a risk that Mr. Pak's outside software development activities may limit the types of mobile apps that we may develop.

5. Please clarify if you are intending to voluntarily register your common stock under Section 12(g) of the Exchange Act by filing a Form 8-A. Please also clarify your future reporting obligations. For example, if you do not intend to register your common stock under Section 12(g), you may not be required to file information or proxy statements, beneficial ownership reports, or be subject to the short-swing profits or tender offer rules under Sections 14 and 16 of the Exchange Act.

Response:  We have updated our disclosure to clarify if we are not intending to voluntarily register our common stock under Section 12(g) of the Exchange Act by filing a Form 8-A. We have also clarified our future reporting obligations.

Description of Business, page 20

6. Please provide more details of the types or categories of mobile applications that you are exploring in developing should you raise sufficient capital. Please estimate the costs and time necessary to bring such mobile applications to market.

Response: We have provided more details of the types or categories of mobile applications that we are exploring in developing should we raise sufficient capital. We estimated the costs and time necessary to bring the mobile applications we are developing to market.

General

7. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:  There are no any written communications, as defined in Rule 405 under the Securities Act, that we, or anyone authorized to do so on our behalf, present to potential investors.

Thank you.

Sincerely,

/S/ Evgenii Pak

Evgenii Pak, President